[redacted]

08028701

UNITEDSTATES
ESANDEXCHANGECOMMISSION
Washington, D.C. 20549

BB 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) — Ohio (State) — 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara A. Turner — 513-794-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

191 West Nationwide Boulevard, Ste. 500, Columbus — Ohio — 43215
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

CRYSTAL D. HOWARD
Notary Public, State of Ohio
My Commission Expires 04-21-09

Crystal D. Howard
Notary Public

Barbara A. Turner
Signature

Vice President & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

OHIO NATIONAL EQUITIES, INC.

(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Financial Statements and Schedule

December 31, 2007

(With Independent Auditors' Report Thereon)

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Independent Auditors' Report

The Board of Directors
Ohio National Equities, Inc.:

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (a wholly owned subsidiary of The Ohio National Life Insurance Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio National Equities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 28, 2008

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	3,858,706
Accounts receivable from affiliate, net (note 3)		1,870,359
Other assets		22,578
Total assets	$	5,751,643
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	606,035
Commissions payable		778,624
Income taxes payable (note 2)		216,661
Total liabilities		1,601,320
Contingencies (note 5)		—
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		3,297,000
Retained earnings		820,323
Total stockholder's equity		4,150,323
Total liabilities and stockholder's equity	$	5,751,643

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Statement of Operations

Year ended December 31, 2007

Revenues:		
Distribution/sale of variable annuity contracts (note 3)	$	104,807,525
Sale of fixed annuity contracts (note 3)		3,097,804
Other income		28,278
		107,933,607
Expenses:		
Commissions (note 3)		89,626,188
Employee compensation and benefits		8,684,171
Regulatory fees and expenses		645,730
Travel and entertainment		1,935,391
Service contracts (note 3)		1,287,837
Printing and prospectuses		693,003
Professional fees		40,400
General expenses		434,037
		103,346,757
Income before income tax expense		4,586,850
Income tax expense (note 2)		1,849,858
Net income	$	2,736,992

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2006	$	33,000	3,297,000	(416,669)	2,913,331
Dividend to The Ohio National Life Insurance Company				(1,500,000)	(1,500,000)
Net income				2,736,992	2,736,992
Balance at December 31, 2007	$	33,000	3,297,000	820,323	4,150,323

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	2,736,992
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable from affiliates		5,368
Decrease in other assets		125
Increase in income taxes payable		166,272
Increase in accounts payable and accrued expenses		407,837
Net cash provided by operating activities		3,316,594
Cash flows from financing activities:		
Dividend paid to The Ohio National Life Insurance Company		(1,500,000)
Net cash used in financing activities		(1,500,000)
Increase in cash		1,816,594
Cash at beginning of year		2,042,112
Cash at end of year	$	3,858,706
Federal income tax paid to The Ohio National Life Insurance Company	$	1,543,114

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Notes to Financial Statements

December 31, 2007

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the Company) was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (ONLIC), is registered as a broker and dealer and has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section K(1) which requires the Company to promptly deliver all funds and securities and limits transactions to investment company shares. As a result, the Company is exempt from reporting the following schedules, "Computation for Determination of Reserve Requirements under Rule 15c3-3," and "Information for Possession or Control Requirements under Rule 15c3-3."

The Company earns revenue by retaining a sales load from the sale of variable life insurance contracts, variable annuity contracts, and fixed annuity contracts on behalf of ONLIC to unrelated third party broker dealers under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's variable annuity, fixed annuity and variable life products. The distribution agreement establishes the amount of revenue due to the Company from ONLIC. Commission expense reimbursed to ONLIC is derived from retail distribution agreements with third party distributors. See note 3 concerning related party transactions.

Service contract expense is recognized ratably over the year based on annual rates established under an administrative agreement with The O.N. Equity Sales Company (ONESCO) and based on annual cost models for direct and indirect costs related to services performed by ONLIC established under an administrative agreement with ONLIC. See note 3 concerning related party transactions.

Employee compensation, regulatory fees, travel and entertainment, professional fees, printing and prospectuses and general expenses are recognized as they are incurred by the Company.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The carrying value of assets and liabilities approximate their fair value.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

(2) Income Taxes

The Company files a consolidated Federal income tax return with ONLIC. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any operating losses by the Company, which would be realized by ONLIC on a consolidated return, go to the benefit of the Company. The Company has not established any deferred tax assets, liabilities or valuation

allowances in accordance with the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, as temporary differences are immaterial to the financial position of the Company.

On January 1, 2007, the Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The adoption of FIN 48 had no material impact to the Company.

Total income tax expense for the year ended December 31, 2007 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax expense	$	1,605,398	35.00%
Nondeductible expenses (meals and entertainment)		112,532	2.45%
State tax & interest expense, net of Federal income tax benefit		131,928	2.88%
Total expense and effective rate	$	1,849,858	40.33%

(3) Related-Party Transactions

The Company has a service contract with ONLIC whereby the Company is billed for services, office space, equipment and materials necessary to the operation of the Company's business. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment and materials on its own. The expenses incurred pursuant to this contract were $1,260,960 in 2007. The Company had no payable due to ONLIC related to this service contract as of December 31, 2007. These expenses were reduced by $23,123 for employee benefit chargebacks related to National Security Life and Annuity Company (NSLAC) and Suffolk Capital Management, LLC services, which are affiliates of the Company.

The Company has a service contract with ONESCO, an affiliate, whereby the Company pays $50,000 annually for services. There is no assurance that these costs would be similar if the Company had to obtain such services on its own. As of December 31, 2007, the Company had no payable to ONESCO related to this contract.

The Company has a distribution agreement with ONLIC to distribute variable and fixed annuity contracts. In connection with the sale of these contracts, the Company records sales loads and related commission expenses. During 2007, the sale of these contracts resulted in income of $107,905,329 and commission expense of $86,317,229 (excluding marketing allowance expenses of $3,308,959). The receivable due from ONLIC related to this distribution agreement was $1,878,979 as of December 31, 2007.

As of December 31, 2007, there were receivables from other affiliates of $48,285 related to product marketing and distribution services provided to those affiliates.

As of December 31, 2007, there were payables to ONLIC of $56,905 for expenses paid by ONLIC on behalf of the Company.

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had a minimum capital requirement of $106,755, and "aggregate indebtedness" and "net capital" of $1,601,320 and $2,012,386, respectively and ratio of aggregate indebtedness to net capital of 0.80.

(5) Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial condition or results of operations.

(6) Subsequent Event

On January 1, 2008, the Company announced the implementation of deferred bonus plans for external wholesalers and district sales managers. These plans are intended to provide deferred cash compensation to certain employees of the Company in order to provide a material incentive toward increasing sales, increasing the value of the Company, and continuing service.

Schedule 1

OHIO NATIONAL EQUITIES, INC.
(A wholly owned subsidiary of
The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2007

Aggregate indebtedness:		
Accounts payable	$	1,601,320
Net capital	$	2,012,386
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $1,601,320)		106,755
Net capital in excess of requirements	$	1,905,631
Ratio of aggregate indebtedness to net capital		0.7957
Net worth:		
Common stock	$	33,000
Additional paid-in capital		3,297,000
Retained earnings		820,323
Total net worth		4,150,323
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliate		1,870,359
Other assets		22,578
Fidelity bond deductible		245,000
		2,137,937
Net capital before haircuts on securities positions		2,012,386
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	2,012,386

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2007, filed on unaudited Form X-17A-5, Part IIA on January 25, 2008.

See accompanying independent auditors' report.

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Ohio National Equities, Inc.:

In planning and performing our audit of the financial statements of Ohio National Equities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (and aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(1). The Company does not carry margin accounts; promptly transmits all customer funds and delivers all securities sold in connection with its activities as the broker dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

KPMG

conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated the significant deficiency in writing to management and those charged with governance on February 27, 2008

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated the significant deficiency in writing to management and those charged with governance on February 27, 2008

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 28, 2008

END